SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION

14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

67423R108

(CUSIP Number of Class of Securities)

Laura B. Hunter

Vice President, General Counsel

and Secretary

3760 Kilroy Airport Way, Suite 500

Long Beach, CA 90806

(562) 628-1007

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Wesley C. Fredericks

Kevin T. Collins

Jason M. Casella

Jenner & Block LLP

919 Third Avenue

New York, NY 10022-3908

(212) 891-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Obagi Medical Products, Inc., a Delaware corporation (the “Company”), initially filed on March 26, 2013, and amended on April 2, 2013, April 3, 2013, April 4, 2013, and April 5, 2013 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the cash tender offer by Odysseus Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“Parent”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), disclosed in a Tender Offer Statement on Schedule TO, filed on March 26, 2013, as amended on April 4, 2013 and April 5, 2013 (the “Schedule TO”), to purchase all outstanding Shares of the Company for $24.00 per Share, net to the seller in cash, without interest (less any applicable withholding tax) , upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2013 and the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto (which, as amended or supplemented from time to time, together constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 4.     The Solicitation or Recommendation

1. The section captioned “Background and Reasons for the Recommendation—Background of the Offer” under Item 4 in the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

The Board along with senior members of the management team, as part of their ongoing evaluation of the Company’s business and strategic direction, regularly evaluates strategic alternatives for the Company, including prospects for acquisitions and for the sale of the Company. The Board considers such transactions in light of the business, economic, and geopolitical environment, as well as developments in the specialty pharmaceutical aesthetics industry.

In 2009, the Company engaged a nationally recognized investment bank to assist the Board in reviewing various strategic alternatives for the Company. As a result of that review and at the direction of the Board, this investment bank conducted a process to identify potential buyers for the Company, which resulted in preliminary non-binding, indications of interest from three potential strategic buyers. These potential buyers engaged in preliminary financial, legal, and business due diligence and held preliminary discussions with the Company, which resulted in non-binding indications of interest to acquire the Company at prices ranging from $11.00 to $15.15 per Share. Two of those three potential buyers ended their discussions with the Company prior to engaging in the negotiation of a merger agreement upon a more in-depth due diligence review with respect to the Company’s product line, in particular its products containing 4% hydroquinone (“HQ” and products containing HQ, “HQ Products”), with respect to one potential buyer as well as strategic differences between the business operations of the Company and one of the potential buyers. For information concerning HQ and HQ Products, see “HQ Products” under Item 8 below.

The third potential buyer in 2009 was Valeant. After limited discussions between the Company and Valeant, the Company received a letter on behalf of Dr. Zein Obagi, one of its founders, and related parties, alleging claims with respect to the Company’s intellectual property and other issues. The Company informed Valeant that discussions with respect to a strategic transaction between the Company and Valeant would be postponed. In May 2011, the Company reached a settlement with Dr. Obagi and related parties. Discussions with Valeant were not revived at that time.

By letter of June 24, 2011, the Company received a preliminary, non-binding indication of interest from a manufacturer of aesthetic medical devices at a proposed price of $13.17 per Share (“Bidder A”). Bidder A had been experiencing significant financial losses over the prior several years, and the Company did not believe that this indication was likely to result in an acceptable transaction within any reasonable period of time. Bidder A did not have the internal resources to fund the acquisition on its own and was not able to demonstrate to the Board that it had or would be able to obtain the required financing. The Board considered the indication of interest, and given the uncertainty of Bidder A’s ability to complete a transaction and the inadequate consideration suggested, the Board ultimately decided that continuing discussions would not be in the best interest of the Company or its stockholders.

By letter of July 29, 2011, with a follow-up on October 10, 2011, the Company received a preliminary, non-binding indication of interest from another aesthetic medical device company at $14.00 per Share (“Bidder B”). The financial condition of Bidder B was such that it did not have the internal resources to fund the proposed acquisition on its own and it failed to demonstrate to the Board that it would be able to obtain the required financing. At the time of receipt of these communications, the Company was the subject of a pending investigation and enforcement action relating to its promotion, sales, and distribution of HQ products in Texas. Bidder B indicated that the regulatory issues in Texas would negatively impact its valuation of the Company. The Board concluded that continuing discussions with Bidder B would not be in the best interest of the Company or its stockholders because of the inadequacy of the suggested offering price and the uncertainty with respect to financing. The issue in Texas has since been resolved to the Company’s satisfaction. For information concerning HQ and HQ Products, see “HQ Products” under Item 8 below.

By letter of November 9, 2012, the Company received a preliminary, non-binding indication of interest with respect to a possible acquisition of the Company by Merz Pharma GmbH & Co. KGaA (“Merz”). The expressed price was $16.50 per Share. After the receipt of this indication of interest, the Board met on November 13, 2012, to discuss the indication of interest and the advisability of engaging financial advisors to conduct an initial financial advisory review of the Company. Such a review (a “Financial Advisory Review”) would cover, among other things, the Company’s prospects, valuation and strategic alternatives, and the Company’s investor relations program, including responses to a threatened proxy contest by a minor stockholder to replace the members of the Board.

On November 13, 2012, the Board formed a committee (the “Financial Advisor Selection Committee”) to review, evaluate and engage a financial advisor to conduct, among other things, a Financial Advisory Review. Mr. Albert J. Fitzgibbons III, the Company’s Chairman of the Board, was Chairman of the Financial Advisor Selection Committee, which also included Ronald P. Badie, Edward A. Grant, and Albert F. Hummel. Immediately at the conclusion of the Board meeting on November 13, 2012, the Financial Advisor Selection Committee met and discussed the process to identify, interview, assess and engage a financial advisor to conduct the initial Financial Advisory Review. The Financial Advisor Selection Committee then identified financial advisors that would be appropriate to consider and invited potential financial advisors to present their qualifications to the committee.

On November 16, 2012, the Financial Advisor Selection Committee again met and received presentations from potential financial advisors. The Financial Advisor Selection Committee then considered the qualifications of those prospective financial advisors and expressed its desire to engage Morgan Stanley & Co. LLC (“Morgan Stanley”) to serve as the Company’s financial advisor to conduct a Financial Advisory Review.

On November 19, 2012, the Financial Advisor Selection Committee again met and discussed the terms of an engagement letter proposed by Morgan Stanley pursuant to which Morgan Stanley would conduct the Financial Advisory Review. In addition, the Financial Advisor Selection Committee also discussed the role of Morgan Stanley in the event the Company decided to pursue a strategic transaction. Members of the Financial Advisor Selection Committee understood that, given the breadth of Morgan Stanley’s financial advisory and capital markets practices, there was a reasonable likelihood that, if the Board decided to pursue a sale of the Company, Morgan Stanley would likely have provided services to many of the potential buyers. Based upon, among other things, Morgan Stanley’s experience in the relevant industries and their familiarity with key contacts within the industries, the Financial Advisor Selection Committee authorized management to sign an engagement letter pursuant to which Morgan Stanley would act as exclusive financial advisor and be given an overall mandate to assist the Board in determining the strategic alternative that would be in the best interest of the Company and its stockholders. With this mandate, Morgan Stanley would provide the Company financial advice and assistance with respect to, among other things, defining objectives, analyzing prospective transaction parties, performing valuation analyses, and, to the extent a transaction was determined by the Board to be the value maximizing alternative, structuring, planning, and negotiating a strategic transaction.

On December 7, 2012, the Board met and discussed, among other things, the engagement of Morgan Stanley as its financial advisor. Representatives of Morgan Stanley introduced their internal working team to the Board and described Morgan Stanley’s role going forward in advising the Company. Following this discussion, the Board unanimously ratified the engagement of Morgan Stanley as the Company’s exclusive financial advisor as set forth in the engagement letter dated November 21, 2012.

On December 26, 2012, the Board met and discussed with Morgan Stanley the indication of interest from Merz and its initial Financial Advisory Review. The Board also discussed with Morgan Stanley the Company’s stand-alone business plan and the risks related to such plan, valuation considerations, strategic alternatives for the Company (such as a leveraged recapitalization), and possible alternative responses to Merz.

In December 2012 and early January 2013, at the direction of the Board, Morgan Stanley continued to engage in discussions with Merz and its financial advisor regarding its preliminary indication of interest.

On January 10, 2013, the Board further discussed Merz’s indication of interest and reviewed with Morgan Stanley the status of discussions with Merz. The Board asked a number of questions with respect to, among other things, a possible sale process, price, alternative transaction structures, timing, and deal certainty. At that meeting, Morgan Stanley also reported on other potential buyers of the Company that it could solicit to determine if they would have any interest in acquiring the Company.

On January 12, 2013, Morgan Stanley, on instructions from the Board, informed the financial advisors of Merz that $16.50 per Share was not an acceptable price.

On January 18, 2013, Merz submitted a revised non-binding indication of interest with an increased acquisition price of $18.50 per Share. A confidentiality agreement was sent to Merz, which, after negotiations, it ultimately signed on February 14, 2013. This confidentiality agreement contained customary standstill provisions. The standstill provisions were terminated, among other things, upon a public disclosure by the Company that it had entered into an agreement to be acquired by a third-party.

On January 18, 2013, Bidder B submitted a new preliminary, non-binding indication of interest for an all-cash acquisition of the Company at a price of $18.00 per Share. On January 21, 2013, the Board authorized Morgan Stanley to engage with Bidder B.

On January 21, 2013, the Board met and discussed the indications of interest that the Company had received from Bidder B and from Merz. Following the discussion, the Board authorized Morgan Stanley to begin discussions with the financial advisors of Bidder B and Merz.

Throughout January and February 2013, the Company engaged in discussions regarding strategic plans with Morgan Stanley, and Morgan Stanley, on instructions from the Board, spoke with twelve potential strategic buyers in an attempt to ascertain each party’s possible interest in acquiring the Company.

In early February 2013, the Company requested its legal advisor, Jenner & Block LLP (“Jenner & Block”), to assist in organizing due diligence materials for potential buyers.

On February 12, 2013, at the direction of the Board, Morgan Stanley first made contact with Hemanth Varghese, Sr. Vice President Corporate Development & General Manager Neurology/Other at Valeant regarding a potential strategic transaction with the Company. On February 14, 2013, Michael Pearson, Chairman of the Board of Directors and Chief Executive Officer of Valeant, called representatives of Morgan Stanley to express preliminary interest in the Company.

On February 21, 2013, members of senior management of the Company, along with representatives of each of Morgan Stanley and Jenner & Block, met with Merz in Long Beach, California, for a management presentation. The parties discussed, among other things, the Company’s organization and structure, business, key products, strategy, regulatory status, and financial information. On February 26, 2013, Merz was granted access to a dataroom to conduct business, financial, and legal due diligence.

On or about February 22, 2013, Morgan Stanley reported that Valeant had requested that Mr. Fitzgibbons, the Company’s Chairman of the Board, contact Mr. Pearson. On February 25, 2013, Mr. Fitzgibbons discussed with Mr. Pearson the parties’ mutual interest in a strategic transaction and steps to effectuate such a transaction. Also on February 25, 2013, Morgan Stanley reported that it also had spoken with Valeant and that the latter had expressed an interest in visiting the Company as soon as possible. Morgan Stanley reported that it would follow up with Bidder A and Bidder B, neither of which ultimately pursued a transaction with the Company.

On February 27, 2013, based on instructions from the Board and following the negotiation and execution of a confidentiality agreement between the Company and Valeant that was substantially similar to the confidentiality agreement signed with Merz, including customary standstill provisions, members of senior management of the Company, including Albert F. Hummel, President and Chief Executive Officer, Preston S. Romm, Chief Financial Officer and Executive Vice President, Finance, Operations and Administration, and Laura B. Hunter, Vice President, General Counsel and Secretary, along with representatives of Morgan Stanley, met at the Marriott Long Beach in Long Beach, California, with members of senior management of Valeant, including Mr. Pearson, Howard Schiller, Chief Financial Officer of Valeant, Mr. Varghese, Ryan Weldon, Executive Vice President, Group Chairman, Medicis, and Robert Chai-Onn, Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development, and a representative of Skadden Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to Valeant. The parties discussed, among other things, the Company’s organization and structure, business, key products, strategy, regulatory status, and financial information. Shortly after the meeting, Valeant orally expressed a non-binding initial indication of interest at $16.75 per Share.

On March 1, 2013, the Board met to receive an update from Morgan Stanley concerning its outreach to prospective buyers. Morgan Stanley reported that a total of twelve potential buyers had been contacted and gave the results of each of those contacts. All of the potential buyers contacted by Morgan Stanley, at the Board’s direction, were strategic buyers. Among them was Valeant, who expressed an interest in pursuing discussions, along with Bidder A, Bidder B, and Merz. Ultimately, Bidder A and Bidder B did not engage in further discussions. During that meeting, Morgan Stanley reported that Merz had performed a significant due diligence review. Merz had informed Morgan Stanley that it expected that it would need several weeks to complete its due diligence, get necessary approvals and respond to Morgan Stanley and the Company. Morgan Stanley also reported to the Board that Valeant had met with the Company’s management team for discussions and an initial due diligence review on February 27, 2013 and that Valeant had subsequently proposed an acquisition price of $16.75 per Share. The Board discussed the terms of the proposed transactions, and the potential benefits and risks of the proposed transactions, to the Company and its stockholders. The Board also discussed and considered with Morgan Stanley other alternatives to a sale of the Company, including restructuring and other non-strategic transactions. The Board asked questions about the benefits and risks of these alternatives. Morgan Stanley advised the Board with respect to the likely financial impact of these alternative structures and alternative transactions on the Company and its stockholders.

During early March, attorneys at Jenner & Block began preparation of a draft merger agreement based upon instructions from the Company’s management and the Board.

On March 4, 2013, Mr. Fitzgibbons had a conversation with Mr. Pearson, who mentioned that he would be discussing a potential revised offer for the Company with Valeant’s Board of Directors. Mr. Pearson also informed Mr. Fitzgibbons that additional due diligence was required.

On March 6, 2013, Bidder B’s representative informed Morgan Stanley that it was withdrawing its interest in the Company without having executed a confidentiality agreement previously offered by the Company.

On March 7, 2013, the Company instructed Jenner & Block to distribute the draft merger agreement to Merz. Until at least March 18, 2013, the Company believes that Merz continued to conduct due diligence.

On March 8, 2013, Mr. Fitzgibbons again spoke with Mr. Pearson, and Mr. Pearson reported that Valeant had spent significant time analyzing the potential transaction and, after discussions with Valeant’s Board of Directors, was expressing interest at a price of $18.75 per Share. A letter from Valeant, dated March 8, 2013, confirmed that proposed offering price. Mr. Fitzgibbons mentioned that he would recommend continuing discussions. Mr. Fitzgibbons further informed Mr. Pearson that the Company had Board meetings scheduled for March 11 and 12, 2013. Also on March 8, 2013, Valeant was granted access to the Company’s dataroom to conduct business, financial, and legal due diligence.

During a March 11 and 12, 2013 meeting, the Board met with Morgan Stanley to review the status of the bidding process and negotiations. During these meetings, the Board asked questions about the bid process and potential transaction timing, structure, and price. The Board and Morgan Stanley discussed strategy on how to maximize the per Share price for stockholders in any strategic transaction. As a result of these discussions, the Board instructed Morgan Stanley to make each of Merz and Valeant aware that the Company was in negotiations with at least one additional bidder, which Morgan Stanley did on March 13, 2013.

On March 13, 2013, Jenner & Block sent an initial draft of the Merger Agreement to Skadden Arps.

Also on March 13, 2013, at the direction of the Board, Morgan Stanley engaged in discussions with Merz’s financial advisor. Morgan Stanley indicated that there was another bidder in the process and that the Board wanted to know the expected timing of Merz’s submission of a final offer. Merz’s financial advisor had previously advised Morgan Stanley that Merz was working through its internal due diligence and approval processes and would need to complete such processes before it would consider an increase in its offer price from $18.50 per Share. Morgan Stanley further inquired about the expected timing of completing those processes, and Merz’s financial advisor stated that it did not know the expected timing. Subsequently on March 13, 2013, Morgan Stanley contacted senior management at Valeant and delivered the same message that there was another bidder in the process and that the Board wanted to know when Valeant would be in a position to submit a final offer.

On March 14, 2013, the Company announced both its fourth quarter and full year 2012 earnings and that it had returned $19.8 million to stockholders in 2012 through its share repurchase program. In addition, the Company provided financial guidance for full year 2013 as follows: net sales expected to be between $126 million and $130 million and diluted earnings per share between $0.80 and $0.84. This guidance was based upon certain expectations and subject to certain risks, including risks related to current economic conditions, business development, certain investments, execution of Company strategy, and government policy.

On March 14 through 17, 2013, Messrs. Fitzgibbons and Pearson had discussions in which Mr. Fitzgibbons emphasized the need to increase the per Share price. Mr. Pearson suggested increasing the offering price from $18.75 per Share to $19.25 per Share. On March 17, 2013, Skadden Arps sent a revised draft of the Merger Agreement to Jenner & Block. While the Company, Morgan Stanley, and Jenner & Block analyzed and discussed the revised Merger Agreement, Skadden Arps and Valeant continued with their due diligence investigations, and the Company, Morgan Stanley, and Jenner & Block responded to due diligence requests and questions. Skadden Arps and Jenner & Block also discussed certain terms in the revised Merger Agreement.

On March 18, 2013, the Board met to consider the status of outstanding discussions and to consult with each of Jenner & Block and Morgan Stanley about the legal and financial aspects of the transaction. Morgan Stanley presented the Board with a summary of key terms of the transaction, including a financial analysis of the transaction described in “—Opinion of Morgan Stanley, the Company’s Financial Advisor.” The discussion included an overview of management’s plan along with the key assumptions, limitations and risks associated with management’s plan. The participants also discussed the status of discussions with Merz and the timing, uncertainties, and risks associated with pursuing a transaction with Merz, which had not responded to the questions posed by Morgan Stanley’s communication of March 13, 2013 with respect to Merz’s timeframe for completing its internal due diligence and approval processes. The Board asked questions with respect to the terms of the draft Merger Agreement, including, among other items, closing conditions, timing of the transaction, and deal certainty. Subsequently, the Board indicated that it would likely find $19.75 per Share to be a fair price and in the best interest of the Company and its stockholders if acceptable Merger Agreement terms could be reached. That conclusion was transmitted to Valeant by Morgan Stanley, and Valeant indicated that it was an acceptable price, subject to mutually agreeable terms and conditions in the Merger Agreement.

Based on instructions from the Board, Jenner & Block and the Company continued to negotiate the terms of the draft Merger Agreement with Skadden Arps and Valeant throughout March 18 and 19, 2013. During this time, Skadden Arps and Valeant finalized their due diligence, and the Company, Morgan Stanley, and Jenner & Block responded to final due diligence requests and questions.

As of March 19, 2013, Merz and its financial advisor had not provided a timeframe in which Merz would complete its internal due diligence and approval processes or whether or when it would be in a position to submit a higher bid. Between March 13 and March 18, 2013, Merz and its advisors continued their due diligence, and the Company and Morgan Stanley responded to multiple due diligence requests from Merz and its advisors.

On March 19, 2013, the Board met again to consider the transaction at $19.75 per Share. The Board reviewed the history of offers and process over the past several years, including from Merz, and received an update on the status of negotiations with Valeant by the Company’s management and each of Jenner & Block and Morgan Stanley. The Board continued to ask questions about the terms of the proposed Merger Agreement. At the meeting, Morgan Stanley delivered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated March 19, 2013, that as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s initial written opinion, the $19.75 in cash per Share to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to the Company’s stockholders. Morgan Stanley’s initial written opinion was included as Annex B to the Company’s initial Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC and mailed to stockholders on March 26, 2013. At the meeting of the Board, management and Morgan Stanley described management’s forecasts on which such opinion was based, including various challenges and risks with respect to the Company’s business goals as summarized by the Company’s management, and the Board asked questions of management and Morgan Stanley with respect to such challenges and risks. A summary of these forecasts and assumptions and risks associated with these forecasts is included in Item 8 under the heading “Projected Financial Information.”

Following careful consideration of the terms of the proposed Merger Agreement and the transactions contemplated thereby, the Board unanimously adopted resolutions (i) approving the Merger Agreement and the transactions contemplated thereby; (ii) declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders; (iii) recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) recommending that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law.

Subsequently, the parties concluded negotiations and finalized the Merger Agreement, which was executed on March 19, 2013. On March 20, 2013, prior to the opening of trading on the NASDAQ and NYSE, each of the Company and Valeant issued a press release announcing their execution of the Merger Agreement.

On March 26, 2013, the Offer commenced and the Schedule TO was filed with the SEC. Also on March 26, 2013, the Company filed its Initial Schedule 14D-9.

On the morning of April 2, 2013, the Board received an unsolicited letter from Merz offering $22.00 per Share in cash to acquire all of the outstanding common stock of the Company (such proposal, the “Merz Proposal”). The Merz Proposal was made subject to the condition that the Company terminate the existing Valeant Merger Agreement and enter into a proposed merger agreement with Merz, which was substantially similar to the existing Valeant Merger Agreement, except that the Company would bear the risks relating to the termination of the existing Valeant Merger Agreement, including payment of the termination fee. Merz provided the Board with a copy of a proposed merger agreement that it would be willing to enter into with the Company. Merz pointed out that it had the necessary cash on hand to fund the transaction, that there was no financing contingency and that Merz would not require any further due diligence, other than wishing to review the disclosure letter the Company had provided to Valeant in connection with entry into the Merger Agreement. On the morning of April 2, 2013, Merz also issued a press release announcing the Merz Proposal, which included the text of the letter that Merz had sent to the Board.

The same morning, representatives from Weil, Gotshal & Manges LLP, outside counsel to Merz, provided representatives from Jenner & Block the same materials Merz had provided to the Board and contacted representatives from Jenner & Block to alert Jenner & Block of Merz’s submission of the Merz Proposal and to request further discussions regarding the Merz Proposal. Concurrently, representatives from Merz’s financial advisor contacted representatives of Morgan Stanley to alert Morgan Stanley of Merz’s submission of the Merz Proposal, to provide a brief outline of the Merz Proposal, and to request further discussions regarding the Merz Proposal. Consistent with the terms of the existing Valeant Merger Agreement, which (as is customary in public company merger agreements) requires a determination by the Board that an unsolicited takeover proposal constitutes or is reasonably expected to constitute a superior proposal and a 48 hour waiting period after such a determination prior to entering into negotiations with a potential bidder, neither Jenner & Block nor Morgan Stanley engaged in discussions or negotiations with Merz at that time.

The Company issued a press release the same day announcing that it had received an unsolicited offer from Merz, that the Board would evaluate Merz’s offer and the merger terms consistent with its fiduciary and legal duties, and that the Board realized that time was of the essence in the matter. As required by the terms of the Merger Agreement (as is customary in public company merger agreements), the Company also provided oral and written notice to Parent, Purchaser, Valeant and Skadden Arps of the Merz Proposal, which constituted an unsolicited, bona fide written takeover proposal under the terms of the Merger Agreement.

Throughout the day on April 2, 2013, management of the Company and members of the Board were in contact with Morgan Stanley and Jenner & Block to discuss and analyze the Merz Proposal and the existing Valeant Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

In the afternoon of April 2, 2013, Mr. Pearson called Mr. Fitzgibbons to discuss the Merz Proposal. Mr. Pearson stated that he had spoken with an authorized committee of the Valeant Board of Directors with respect to the Merz Proposal, and he proposed a possible amendment to the existing Valeant Merger Agreement that would (i) increase the Offer Price from $19.75 to $24.00 per Share, (ii) increase the termination fee under the Merger Agreement from approximately 4.5% to 5.0% of the aggregate Offer Price, and (iii) leave all of the other provisions of the existing Valeant Merger Agreement unchanged, including the provisions related to the Board’s ability to respond to a superior proposal or a proposal that would reasonably be expected to lead to a superior proposal. Mr. Pearson indicated that this proposal was conditioned upon the prompt execution of a written amendment to the existing Valeant Merger Agreement without additional negotiations between the Company and Merz with respect to the Merz Proposal.

After the call between Messrs. Fitzgibbons and Pearson, the Board met to consider the Merz Proposal and the offer from Valeant to increase the offer price to $24.00 per Share. The Board discussed with the Company’s management, Jenner & Block, and Morgan Stanley the Merz Proposal and the $24.00 offer from Valeant. The

Board asked questions about the Company’s obligations under the existing Valeant Merger Agreement with respect to the Merz Proposal, including the Company’s obligation to notify Valeant of the existence of the Merz Proposal, the provisions of the Merger Agreement relating to a superior proposal, and the obligations of the Company in the event that it entered into negotiations with Merz. The Board asked questions of Morgan Stanley, Jenner & Block and a representative of Richards, Layton & Finger (“Richards Layton”), the Company’s special Delaware counsel, with respect to the proposed increase in the termination fee, including the size of termination fees in similar transactions, the Board’s fiduciary obligations to the Company and its stockholders, and the impact of an increase in the termination fee on the likelihood and amount of future superior proposals by other bidders, such as Merz. The Board also discussed with the Company’s management, Jenner & Block, and Morgan Stanley transaction timing, execution risks associated with each proposal, and strategies for maximizing the per Share offer price.

Following consideration of the terms of the Merz Proposal and a proposal of an amendment to the Merger Agreement by Valeant, the Board unanimously adopted a resolution authorizing Morgan Stanley to respond to Valeant with a proposal of an amendment to the Merger Agreement with the following terms: (i) increase the Offer Price from $19.75 to $24.00 per Share, (ii) increase the termination fee under the Merger Agreement from approximately $16.1 million to $21 million, which would equate to approximately 4.75% of the aggregate Offer Price, down from the 5% proposed by Valeant, and (iii) leave all other provisions of the existing Valeant Merger Agreement unchanged, including the provisions related to the Board’s ability to respond to a superior proposal or a proposal that would reasonably be expected to lead to a superior proposal, pursuant to the terms of the Merger Agreement.

Following the Board meeting, a representative of Morgan Stanley called Mr. Pearson and Howard Schiller, Chief Financial Officer of Valeant, to deliver the Board’s proposal. Messrs. Pearson and Schiller agreed to the proposal and stated that Valeant would provide a written offer to amend the Merger Agreement on the terms proposed by the Board and stated that Valeant’s new offer was conditioned upon the parties signing an amendment to the Merger Agreement reflecting the terms of the new offer and publicly announcing the new offer before the opening of trading on NASDAQ and the NYSE on April 3, 2013.

Subsequently, Valeant delivered to the Company a written proposal agreeing to increase the offering price to $24.00 per Share, to increase the termination fee to $21 million, which would equate to approximately 4.75% of the aggregate Offer Price, down from the 5% proposed by Valeant, and to the other terms proposed by the Board. Included with the written proposal was a draft of the Amendment to the Merger Agreement. The Company, Jenner & Block, Valeant, and Skadden Arps negotiated the terms of the Amendment to the Merger Agreement.

The Board met again on the evening of April 2, 2013, to discuss the terms of the proposed Amendment to the Merger Agreement and the Merz Proposal. The meeting included representatives of the Company’s management, Jenner & Block, Richards Layton and Morgan Stanley. The Board asked questions regarding, and received advice from its legal and financial advisors concerning, the terms of the proposed Amendment to the Merger Agreement and discussed the potential impact of the proposed Amendment to the Merger Agreement on superior proposals that might be received in the future. The Board discussed with its financial and legal advisors whether and how the Merger Agreement would allow the Company to approach Merz to discuss the Merz Proposal, including an exploration of the provisions in the Merger Agreement that govern the receipt of other unsolicited takeover proposals and potential superior proposals. At the meeting, Morgan Stanley delivered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated April 2, 2013, that as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the $24.00 in cash per Share to be received by the holders of Shares pursuant to the amended Merger Agreement was fair from a financial point of view to the Company’s stockholders. Morgan Stanley’s written opinion dated April 2, 2013 was included as Annex B to Amendment No. 3 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC and mailed to stockholders on April 4, 2013 and is described below under the heading “—Opinion of Morgan Stanley, the Company’s Financial Advisor.”

Following consideration of the terms of the proposed Amendment to the Merger Agreement, the Board unanimously adopted resolutions (i) approving the Merger Agreement and the transactions contemplated thereby; (ii) declaring that the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders; (iii) recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) recommending that the holders of Shares adopt the Merger Agreement, if such approval is required by applicable law. See “—Reasons for the Board’s Recommendation” below for a discussion of the reasons for the Board’s action.

Subsequently, the parties concluded negotiations and finalized the Amendment to the Merger Agreement, which was executed on April 3, 2013. On April 3, 2013, prior to the opening of trading on NASDAQ and the NYSE, each of the Company and Valeant issued a press release announcing their execution of the Amendment to the Merger Agreement and the increased Offer Price of $24.00 per Share.

On April 8, 2013, Merz issued a press release announcing that it had withdrawn the Merz Proposal of $22.00 per Share five days after the announcement that Valeant had increased the Offer Price to $24.00 per Share pursuant to the Amendment to the Merger Agreement.

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2. The bullet that begins “History of Negotiations with other Bidders” in section captioned “Background and Reasons for the Recommendation—Reasons for the Recommendation” under Item 4 in the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

•

History of Negotiations with other Bidders. Over the last several years, the Company and its advisors had received inquiries from a dozen potential strategic buyers, and engaged in discussions from time to time with potential buyers (as described more fully above under the heading “—Background of the Offer”), all of which resulted in per Share indications of interests significantly below the initial Offer Price of $19.75 per Share and the revised Offer Price of $24.00 per Share.

*     *     *     *     *     *

3. The bullet that begins “Execution Certainty when Compared with the Merz Proposal” in section captioned “Background and Reasons for the Recommendation—Reasons for the Recommendation” under Item 4 in the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

•

Execution Certainty when Compared with the Merz Proposal. In addition to being $2 per Share (or 9%) higher than the proposal by Merz, the Amendment to the Merger Agreement proposed by Valeant was conducive to the parties quickly reaching a written binding agreement reflecting Valeant’s new offer. The Merz Proposal was a non-binding offer subject to negotiation and execution risks, and the Board was not certain whether acceptable terms to a merger agreement with Merz could be reached. In addition, if the Board had resolved to pursue discussions with Merz concerning the Merz Proposal, it would have resulted in additional delays in the transaction. The Amendment to the Merger Agreement does not create delays or additional execution risk. Also, the Amendment to the Merger Agreement does not prevent Merz (or another bidder) from again submitting another unsolicited offer, including a superior proposal, or the Board from considering such unsolicited offers.

*     *     *     *     *     *

4. The section captioned “Background and Reasons for the Recommendation—Opinion of Morgan Stanley, the Company’s Financial Advisor” under Item 4 in the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Opinion of Morgan Stanley, the Company’s Financial Advisor.

Morgan Stanley was retained by the Company to act as its financial advisor in connection with certain stockholder relations matters and strategic alternatives, including a potential sale of the Company. The Board selected Morgan Stanley to act as the Company’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. On April 2, 2013, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Board to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the $24.00 in cash per share of the Company’s common stock to be received by the holders of shares of the Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion to the Board dated April 2, 2013 is attached as Annex B to this document and is incorporated into this document by reference in its entirety. Holders of shares of the Company’s common stock should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Board and addressed only the fairness from a financial point of view, as of the date of the opinion, to the holders of shares of the Company’s common stock of the $24.00 in cash per share of the Company’s common stock to be received by such holders pursuant to the Merger Agreement. Morgan Stanley’s opinion did not address any other aspects of the Offer or the Merger and did not and does not constitute a recommendation as to whether or not any holder of shares of the Company’s common stock should tender such shares in connection with the Offer or how to vote at any stockholders’ meeting with respect to the Merger or any other matter.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company, a summary of which is included in Item 8 under the heading “Projected Financial Information;”

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the pro forma impact of the Merger on Valeant’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the Company’s common stock;

•

compared the financial performance of the Company and the prices and trading activity of the Company’s common stock with that of certain other publicly-traded companies comparable with the Company and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company and Valeant and certain parties and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents;

•	reviewed the offer letter from Merz, dated as of April 2, 2013, and copies of its proposed merger agreement;

•	reviewed the proposed Amendment to the Merger Agreement circulated to the Board on April 2, 2013; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, with such adjustments to any such projections the Company deemed appropriate and recommended to Morgan Stanley. See Item 8 under the heading “Projected Financial Information” for a summary of this information. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company’s common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion. Events occurring after the date of the opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the various analyses below were based on the closing price of $13.94 per share of the Company’s common stock as of March 14, 2013, which was one trading day before the Company announced its 2012 earnings and the hiring of its financial advisor. Morgan Stanley, based on its professional judgment and experience, selected the closing price of the Company’s common stock on March 14, 2013 as the baseline for its financial analyses given that it was the last closing price that was unaffected by such announcements. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Historical Trading Range Analysis.

Morgan Stanley reviewed the historical trading range of shares of the Company’s common stock for the 52 week period ending March 14, 2013. Morgan Stanley observed that, as of March 14, 2013, the closing price of the Company’s common stock was $13.94 per share and that, for the 52 weeks ended March 14, 2013, the maximum price for a share of the Company’s common stock was $18.00 and the minimum price for a share of the Company’s common stock was $10.70.

Morgan Stanley further observed that the consideration per share of the Company’s common stock of $24.00 offered by Valeant pursuant to the Merger Agreement reflected the following premiums based on the respective values of the Company’s common stock on March 14, 2013, March 15, 2013 and for various periods ending on March 14, 2013:

Reference Date/Period for the Company Common Stock	Share Price for Such Date/Period	Implied Premium Based on $24.00 Offer Price
At 03/14/13	$13.94	72%
03/15/13	$14.91	61%
30-Days Prior	$14.13	70%
90-Day VWAP[1]	$13.95	72%
180-Day VWAP	$13.03	84%

[1]

The term VWAP refers to the volume weighted average price during a reference period which is the weighted average prices at which the relevant share traded during such period relative to the volumes at which such shares at those prices.

Equity Research Stock Price Targets.

Morgan Stanley also reviewed the stock price targets for the Company’s common stock prepared and published by equity research analysts. These targets reflected each analyst’s estimate of the future public market trading price of the Company’s common stock as of March 15, 2013. The range of undiscounted price targets per share of the Company’s common stock as of March 15, 2013 was $13.00 to $19.00, with a median of $17.00. Based on its professional judgment and experience, Morgan Stanley discounted each estimate to present value assuming a cost of equity of 8.8%, which discount rate was based on the capital asset pricing model (which we refer to in this document as “CAPM”) using a market risk premium of 6%, a risk-free rate of 1.9% and a beta of 1.15 for the Company’s common stock that was determined by Morgan Stanley using then available information. The range of discounted analyst price targets for the Company’s common stock was $12.00 to $17.50.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for shares of the Company’s common stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Comparable Companies Trading Analyses.

Morgan Stanley performed a comparable companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. For purposes of this analysis and comparison, Morgan Stanley identified publicly traded companies which it viewed, based on its professional judgment and experience, as reasonably comparable or relevant for purposes of this analysis in the categories of specialty pharmaceutical and cosmetics (which we refer to below as the Comparable Companies) and compared certain financial information of the Company with equivalent publicly available consensus street analyst estimates for such Comparable Companies.

These companies included the following:

Specialty Pharmaceutical Companies

•	Forest Laboratories Inc.

•	Allergan Inc.

•	Valeant Pharmaceuticals Inc.

•	Meda AB

•	Salix Pharmaceuticals Ltd.

•	Endo Health Solutions Inc.

•	Warner Chilcott plc

Cosmetic Companies

•	Natura Cosmeticos SA

•	Estee Lauder

•	Beiersdorf AG

•	Elizabeth Arden, Inc.

•	Avon Products Inc.

•	Nu Skin Enterprises Inc.

•	Revlon, Inc.

•	Shiseido Company, Limited

For purposes of this analysis, Morgan Stanley analyzed the following financial data of each of these companies for comparison purposes:

•

the ratio of aggregate value, defined as fully diluted market capitalization plus total debt plus minority interest less cash and cash equivalents, to estimated EBITDA for calendar year 2013 based on publicly available street analyst estimates; and

•	the ratio of price per share to estimated earnings per share based on publicly available street analyst estimates for calendar year 2013.

Based on the analysis of the relevant metrics for each of the Comparable Companies and its business judgment, Morgan Stanley selected representative ranges of financial multiples and applied these ranges of multiples to the relevant Company financial data. For purposes of estimated EBITDA and earnings per share, Morgan Stanley utilized the median of publicly available research analysts estimates for the Company, available as of March 15, 2013 (which we refer to as the Street Case). Morgan Stanley also utilized management projections reflecting three alternative market share scenarios, (1) the Market Share Downside Case, (2) the Market Share Neutral Case and (3) the Market Share Growth Case that were made available to Morgan Stanley by the Company’s management and reflected in the Company’s management plan, as more fully described in Item 8 under the heading “Projected Financial Information.”

Based on the number of outstanding shares of the Company’s common stock on a fully diluted basis, Morgan Stanley calculated the estimated implied value per share of the Company’s common stock as follows:

Calendar Year 2013 Financial Data	Comparable Company Multiple Range	Implied Value Per Share(2)
Street Case
Aggregate Value to 2013 Estimated EBITDA	8.5x – 10.5x	$13.75 – $16.50
Price to 2013 Estimated Earnings per Share	17.0x – 21.0x	$14.00 – $17.25
Market Share Growth Case(1)
Aggregate Value to 2013 Estimated EBITDA	8.5x – 10.5x	$16.25 – $19.25
Price to 2013 Estimated Earnings per Share	17.0x – 21.0x	$16.25 – $20.00

(1)	Only Market Share Growth Case shown due to similarity in 2013 projections across all cases.
(2)	Values rounded to the nearest 0.25.

Morgan Stanley noted that the consideration to be received by holders of shares of the Company’s common stock pursuant to the Merger Agreement was $24.00 per share. No company utilized in the public trading comparables analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in financial condition and prospects of the Company or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data. Morgan Stanley considered a number of factors in analyzing the per share consideration. That points in the range of implied present value per share of the Company’s common stock implied by the Comparable Companies analysis were less than or greater than the per share merger consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the per share merger consideration, but one of many factors Morgan Stanley considered.

Discounted Equity Value Analysis.

Morgan Stanley performed a discounted equity value analysis, which is designed to value a company’s future earnings in order to help determine the estimated future value of a company’s common equity. The resulting value is subsequently discounted back to present day at the company’s cost of equity in order to arrive at an estimate of the present value for the company’s potential future stock price. Similar to its Comparable Company analysis described above, Morgan Stanley used the consensus research analyst financial forecasts for the Company (the Street Case) and the financial projections provided by the Company’s management with respect to the Market Share Downside Case, the Market Share Neutral Case and the Market Share Growth Case in performing its analysis.

Morgan Stanley calculated ranges of implied equity values per share for the Company as of March 14, 2013. In arriving at the estimated equity values per share of the Company, Morgan Stanley in the exercise of its professional judgment applied a price to earnings multiple equal to the next twelve months price to earnings multiple of 16.4x as of March 14, 2013. Morgan Stanley then discounted that equity value to March 14, 2013 at a discount rate equal to the Company’s current cost of equity of 8.8%, which discount rate was based on the CAPM using a market risk premium of 6%, a risk-free rate of 1.9% and a beta of 1.15 for the Company’s common stock that was determined by Morgan Stanley using then available information. Using the financial forecasts associated with the four alternative scenarios described above, this analysis indicated the following ranges of implied per share values for shares of the Company’s common stock:

Valuation Scenario	Implied Value Per Share(1)
Street Case	$17.25 - $19.75
Market Share Downside Case	$12.25 - $13.25
Market Share Neutral Case	$18.50 - $24.00
Market Share Growth Case	$24.50 - $32.50

(1)	Values rounded to the nearest 0.25.

Morgan Stanley noted that the discounted equity value implied under this analysis was highly dependent on assumptions relating to future market share in the medical care provider channel and operating margins of the Company’s core business. Morgan Stanley also noted for the Market Share Neutral and Market Share Growth Cases, that this analysis attributed a present value of approximately $4 per share to management’s e-Commerce strategy and $1 per share to its Japan growth strategy based on calendar year 2015 estimated earnings per share contributions. In rendering its opinion, Morgan Stanley placed less emphasis on the valuations implied by management’s Market Share Neutral and Market Share Growth Cases in light of significant execution risks to achieve top line projections, the risks associated with leveraging existing costs structures for higher revenues and the execution risks associated with management’s e-Commerce and Japan growth strategies. For further information on the strategies and financial forecasts prepared by the Company’s management, including the risks associated with achieving the forecasts for the various cases, see Item 8 under the heading “Projected Financial Information.”

Premiums Paid and Selected Precedent Transactions Analyses

Morgan Stanley reviewed the premiums paid in acquisition transactions from January 1, 2008 to April 2, 2013. The acquisition transactions reviewed by Morgan Stanley were limited to all-cash consideration transactions involving U.S. public company targets with a transaction value between $100 million and $1 billion and excluded terminated transactions, employee stock ownership plans, self-tenders, spin-offs, share repurchases, minority interest transactions, exchange offers, recapitalizations, and restructurings. Morgan Stanley reviewed the premium paid to the target company’s stock price four weeks prior to the earliest of the announcement date of each transaction, the announcement of a competing bid or market rumors. Morgan Stanley noted that the median premium paid in the 309 transactions reviewed was 37%.

Morgan Stanley applied a premium range of 23.6% and 54.9%, representing the 25th -75th quartiles of the acquisition transactions reviewed respectively, to the Company’s stock price as of March 14, 2013 of $13.94. The premiums paid analysis indicated a range for the Company’s implied stock prices, rounded to the nearest $0.25, of $17.25 to $21.50.

Morgan Stanley also performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premiums of selected transactions that share some characteristics with this transaction. In connection with its analysis, Morgan Stanley compared publicly available financial information for the following select specialty pharmaceutical and cosmetic transactions:

Selected Specialty Pharmaceutical Transactions

Target	Acquiror
Connetics Corporation	Stiefel
Bradley Pharmaceuticals	Nycomed
Collagenex Pharmaceuticals	Galderma Pharma S.A.
Barrier Therapeutics	Stiefel
Coria Laboratories, Ltd.	Valeant Pharmaceuticals International
Dow Pharmaceutical Sciences	Valeant Pharmaceuticals International
Stiefel	Glaxo Smith Kline (“GSK”)
Peplin, Inc.	LEO Pharma Inc.
Warner Chilcott plc (dermatology assets)	LEO Pharma Inc.
Zovirax (GSK)	Valeant Pharmaceuticals International
Elidel (Novartis AG)	Meda AB
Xerese (Medivir)	Meda AB
Ortho Dermatologics (Johnson & Johnson)	Valeant Pharmaceuticals International
Dermik (Sanofi)	Valeant Pharmaceuticals International
Graceway Pharmaceuticals LLC	Medicis
University Medical Pharmaceutical Corp.	Valeant Pharmaceuticals International
Fougerga Pharmaceuticals	Novartis AG
Medicis	Valeant Pharmaceuticals International
DUSA Pharmaceutical, Inc.	Sun Pharmaceutical Industries Ltd.

Selected Cosmetics Transactions

Target	Acquiror
Sanctuary Brand and Spa	PZ Cussons
Simple Health & Beauty Ltd.	Alberto Culver Company
Bioform Medical	Merz Pharma Group
Philosophy	Coty Inc.
Q-Med AB	Galderma SA
Clarisonic (Pacific Bioscience Laboratories)	L’Oreal USA
Jurlique International	Pola Orbis Holdings
SkinMedica Inc.	Allergan Inc.

Based on publicly available information, the overall observed median multiples for aggregate value of the transaction to trailing 12-month EBITDA for the selected specialty pharmaceutical and cosmetic company transactions were 13.9x and 11.0x, respectively. Based on its review of these selected transactions utilizing public filings and other publicly available information, and its professional judgment and experience, Morgan Stanley applied a representative range of financial multiples of trailing 12-month EBITDA of 11.0x to 14.0x derived from the selected transactions to the Company’s trailing 12-month adjusted EBITDA. The selected precedent transactions analysis of the Company indicated an approximate implied equity value per share reference range for the Company’s common stock of $15.00 to $18.50, as compared to the $24.00 price per share to be paid pursuant to the Merger Agreement.

No company or transaction utilized in the premiums paid or precedent transaction analyses is identical to the Company or directly comparable to the proposed Merger involving the Company and Valeant. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected transaction data.

Illustrative Leveraged Buyout (“LBO”) Analysis

Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company. Similar to the Comparable Companies and Discounted Equity Value analyses discussed above, Morgan Stanley examined four alternative scenarios, the Street Case, the Market Share Downside Case, the Market Share Neutral Case and the Market Share Growth Case for a potential acquisition by a hypothetical financial buyer. Estimated financial data of the Company was based on internal estimates of the Company’s management. Estimated exit values for the Company were calculated using a range of exit multiples of 10.0x to 12.0x the Company’s fiscal year 2017 EBITDA. In conducting its leveraged buyout analysis, Morgan Stanley considered the projected cash flows of the business and the likely exit proceeds to a financial sponsor. Based on Morgan Stanley’s professional judgment and experience with transactions involving private equity investors, Morgan Stanley then derived a range of theoretical purchase prices based on an assumed targeted internal rate of return for a financial buyer of 25%. This analysis indicated the following approximate implied per-share equity value reference ranges for the Company:

Valuation Scenario(1)	Implied Value Per Share(2)
Street Case	$14.50 - $16.25
Market Share Neutral Case	$19.25 - $21.50
Market Share Growth Case	$26.00 - $29.50

(1)	Market Share Downside Case not shown as it leads to nonsensical enterprise value.
(2)	Values rounded to the nearest 0.25.

In rendering its opinion, Morgan Stanley placed less emphasis on the valuations implied by management’s Market Share Neutral and Market Share Growth Cases in light of significant execution risks to achieve top line projections, the risks associated with leveraging existing costs structures for higher revenues and the execution risks associated with management’s e-Commerce and Japan growth strategies. For further information on the strategies and financial forecasts prepared by the Company’s management, including the risks associated with achieving the forecasts for the various cases, see Item 8 under the heading “Projected Financial Information.”

Discounted Cash Flow Analysis.

Morgan Stanley performed a discounted cash flow analysis, which is designed to illustrate an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company using a relevant discount rate determined by looking at comparable companies and projected cash flow growth of the relevant underlying company. Morgan Stanley calculated a range of implied equity values per share for the Company’s common stock based on estimates of future cash flows and growth rates for calendar years 2013 through 2017 utilizing each of the Street Case, Market Share Downside Case, Market Share Neutral Case and Market Share Growth Case projections. In performing its discounted cash flow analysis, Morgan Stanley utilized a mid-year convention and treated stock-based compensation as a cash expense. For purposes of these analyses, Morgan Stanley defined unlevered free cash flow as net operating profit after tax plus depreciation and amortization less change in net working capital less capital expenditures. Morgan Stanley first calculated the Company’s estimated unlevered free cash flows and then calculated a terminal value for the Company by applying to the Company’s terminal year estimated 2018 EBITDA a selected range of EBITDA terminal value multiples of 8.5x to 10.5x, which is consistent with the range utilized in the Comparable Companies Trading Analyses and reflects the terminal value of the Company based on estimated projected EBITDA multiples. These values were then discounted to present value as of March 14, 2013 utilizing a discount rate of 8.8%, which Morgan Stanley selected based on its weighted average cost of capital calculation, which assumed a cost of equity of 8.8% based on the CAPM. In the CAPM methodology, Morgan Stanley used a risk free rate based on the current 10-year U.S. Treasury rate of 1.9%, a market risk premium range of 6.0%, a historical Beta of 1.15 and an effective tax rate of 39.3%, based on filings. This analysis indicated approximate implied equity value per share reference ranges for shares of the Company’s common stock as follows:

Valuation Scenario	Implied Value Per Share(1)
Street Case	$20.00 - $23.25
Market Share Downside Case	$12.25 - $14.00
Market Share Neutral Case	$28.25 - $33.00
Market Share Growth Case	$40.00 - $47.25

(1)	Values rounded to the nearest 0.25.

In rendering its opinion, Morgan Stanley placed less emphasis on the valuations implied by management’s Market Share Neutral and Market Share Growth Cases in light of significant execution risks to achieve top line projections, the risks associated with leveraging existing costs structures for higher revenues and the execution risks associated with management’s e-Commerce and Japan growth strategies. For further information on the strategies and financial forecasts prepared by the Company’s management, including the risks associated with achieving the forecasts for the various cases, see Item 8 under the heading “Projected Financial Information.”

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above in connection with its opinion to the Board as to the fairness, as of the date of such opinion, from a financial point of view of the $24.00 in cash per share of the Company’s common stock to be received by holders of shares of the Company’s common stock pursuant to the Merger Agreement to such holders. These analyses do not purport to be appraisals or to reflect prices at which shares of the Company’s common stock might actually trade.

The consideration to be received by the holders of the Company’s common stock pursuant to the Merger Agreement was determined through arm’s length negotiations between the Board and Valeant and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to the Board or that any specific merger consideration constituted the only appropriate merger consideration for the Merger. Morgan Stanley’s opinion does not address the underlying business decision to engage in the transaction contemplated by the Merger Agreement, or the relative merits of such transaction as compared to any strategic alternatives that may be available to the Company. In addition, Morgan Stanley expresses no opinion or recommendation as to whether or not any holder of the Company’s common stock should tender such shares in connection with the Offer or how any holder of such shares should vote with respect to the Merger or any other matter.

Morgan Stanley’s opinion and its presentation to the Board were one of many factors taken into consideration by the Board in its evaluation of the proposed Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the merger consideration or whether the Board would have been willing to recommend a different merger consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Valeant or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Under the terms of the engagement letter, Morgan Stanley provided the Board financial advisory services and a financial opinion in connection with the Transaction and will receive an estimated fee of approximately $7.6 million for its services upon completion of the Transaction. Morgan Stanley will also be reimbursed for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date hereof, Morgan Stanley provided only those advisory services to the Company that are discussed below in Item 5. In addition, in the two years prior to the date hereof, Morgan Stanley provided financing services to Valeant and received customary fees in connection with such services. In the two years prior to the date hereof, Morgan Stanley has earned approximately $10.4 million in fees from Valeant for such financing services. Morgan Stanley may also seek to provide such services to Valeant in the future and expects to receive customary fees for the rendering of these services. In connection with the sale of the Company, Morgan Stanley did not provide, and did not seek to provide, any financing, financial advisory, or other services to Valeant.

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Item 5.     Person/Assets Retained, Employed, Compensated or Used

The first sentence of the third paragraph of Item 5 in the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such sentence in its entirety as follows:

The Company paid Morgan Stanley a non-refundable fee of $500,000 in consideration for Morgan Stanley’s role as financial advisor on a stockholder relations matter and Financial Advisory Review pursuant to a separate engagement letter.

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Item 8.     Additional Information

1. The section captioned “Projected Financial Information” under Item 8 in the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Projected Financial Information.

Certain Unaudited Prospective Financial Information of the Company

The Company’s management prepares projections of its expected financial performance as part of its ongoing management of the business. Other than guidance in connection with its regularly-scheduled earnings releases, as a matter of course, these projections are not publicly disclosed due to the inherent unpredictability of the underlying assumptions and estimates. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain nonpublic unaudited prospective financial information that was made available to the Board at its meetings on December 26, 2012, January 10, 2013, March 1, 2013, March 18, 2013, March 19, 2013, and April 2, 2013 in connection with its consideration of the transactions contemplated by the Merger Agreement and also provided by the Company’s management to Morgan Stanley in connection with the rendering of Morgan Stanley’s opinion to the Board and performing its related financial analysis. The unaudited prospective financial information was prepared by management in December 2012. The unaudited prospective financial information was not prepared with a view toward public disclosure and reflects subjective judgment in many respects and, therefore, is susceptible to multiple interpretations and frequent revisions based on actual experience and business developments.

The unaudited prospective financial information of the Company prepared by management for the Board and delivered to Morgan Stanley in connection with the rendering of its opinion to the Board and performing its related financial analysis reflected three alternative market share scenarios: (1) the Market Share Downside Case, (2) the Market Share Neutral Case, and (3) the Market Share Growth Case.

The following is a summary of the three different management cases:

	Market Share Growth Case	Market Share Neutral Case	Market Share Downside Case

Core Business Market Share(1)	• By 2018, market share increases to 43%	• The Company maintains 35% market share	• The Company loses market share annually • By 2018, the Company has approximately 23% market share

Core Business Revenue Growth(2)	• Annual growth of 10-12% to account for price increases, new products, and growth in accounts	• Annual growth of 7%, in-line with market growth	• Revenues remain flat at 2012 levels

Core Business Operating Margins(3)	• The Company benefits from meaningful operating leverage and achieves EBITDA margins of more than 40% by 2018	• The Company achieves normalized EBITDA margins of approximately 26%	• The Company achieves normalized EBITDA margins of approximately 20%

Growth Initiatives (e-Commerce and Japan)	• Included in projections	• Included in projections	• The Company incurs development expenses in 2013 but no revenue contribution

(1)	“Core business” excludes the new initiatives of the Company in Japan.
(2)	Historically, the percentage growth in net sales of the Company was 5.76% in 2012 compared to 2011, 1.19% in 2011 compared to 2010, 8.33% in 2010 compared to 2009, and (0.48)% in 2009 compared to 2008.
(3)	Based on unaudited historical financial information provided by management to the Board and Morgan Stanley, the Company’s EBITDA operating margin for 2012 was 18%.

Each of the management cases set forth in the unaudited prospective financial information of the Company is subject to numerous risks. In particular, there is significant risk involved in the Company’s business plans with respect to consumer marketing, Japanese expansion, and e-Commerce. Each of these areas is outside of the Company’s core competency, and therefore the Company’s ability to achieve its projected results with respect to any of these areas is subject to significant execution risk. At each meeting of the Board in which unaudited prospective financial information of the Company was presented, management discussed the risks of the Company’s business plan and the impact of those risks on the three management cases. Management also shared these risks with Morgan Stanley in connection with the rendering of its opinion to the Board and the performance of its related financial analysis. These risks include, among other things, the following:

•

risks related to product expansion, including potential of alienating physician sales channel, perception by current business partners of being side-stepped, and potential for lack of receptiveness by new customers;

•

risks related to consumer marketing, including limited experience with consumer marketing and integrating feedback, significant investment, creation of additional internal functions, steep competition in the consumer space, and increased competition as a result of industry consolidation;

•	risks related to the Company’s plan to achieve operational improvements, including a significant investments required to achieve projected operational improvements at a time of high capital intensity;

•

regulatory risks, including potential for additional inquiries and challenges relating to the Company’s promotion, sales, and distribution of HQ Products as well as risks relating to the Company’s need to comply with additional complex regulatory regimes as a result of its e-Commerce strategy;

•	risks related to the Company’s Japanese expansion, including the Company’s lack of experience with the Japanese market and risks of adverse shocks to sales; and

•	risks related to the Company’s e-Commerce strategy, including the Company’s lack of experience, the significant investment required, operational delays, and unknown physician acceptance.

The unaudited financial prospective information constitutes forward-looking information and is subject to risks and uncertainties in addition to those listed above that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable periods, industry performance and environment, general business and economic conditions, business strategies, financing plans, competitive position and threats, potential growth opportunities, litigation, adverse changes in applicable laws, regulations or rules, e-Commerce’s unproven model and its high risk of execution, uncertainty created by the threatened proxy contest and related difficulty hiring personnel, and the factors described under “Risk Factors” in the Company’s 2012 Form 10-K, and in the Company’s other filings with the SEC.

None of the Company, Morgan Stanley or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of them is or becomes inaccurate (even in the short term). The unaudited financial prospective information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. Further, the unaudited financial prospective information does not take into account the effect of any failure of the Offer and/or the Merger to be consummated and should not be viewed as continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the unaudited financial prospective information included in this Schedule 14D-9.

The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

The following tables present selected unaudited prospective financial information for the fiscal years ending 2013 through 2018, which information summarizes information that was provided by the Company’s management to the Board at meetings held on December 26, 2012, January 10, 2013, March 1, 2013, March 18, 2013, March 19, 2013, and April 2, 2013, and to Morgan Stanley in connection with the rendering of its opinion to the Board and the performance of its related financial analysis, as described in Item 4 under the headings “The Solicitation or Recommendation — Opinion of Morgan Stanley, the Company’s Financial Advisor:”

Consolidated Summary of Unaudited Prospective Financial Information

($ in millions, except per Share data)

Market Share Downside Case

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Sales	$121	$121	$121	$121	$121	$121
Gross Profit	$95	$91	$88	$84	$79	$75
Operating Income	$19	$23	$22	$22	$22	$22
EBITDA	$21	$24	$24	$24	$24	$25
Net Income	$11	$14	$13	$13	$13	$13
EPS(1)	$0.69	$0.86	$0.86	$0.90	$0.94	$0.99
Unlevered Free Cash Flow(2)	$8	$13	$12	$13	$13	$13

(1)	Assumes the Company uses excess cash to repurchase Shares on an annual basis. Earnings per Share data based on 16.5 million, 16.2 million, 15.4 million, 14.8 million, 14.1 million, and 13.4 million dilutive shares outstanding for each of the years ending 2013, 2014, 2015, 2016, 2017 and 2018, respectively.
(2)	Unlevered free cash flow is defined as net operating profit after tax plus depreciation and amortization less change in net working capital less capital expenditures. Unlevered free cash flow was calculated by Morgan Stanley, the Company’s financial advisor, at the request of the Company and based upon certain unaudited prospective financial information provided by the Company.

Market Share Neutral Case

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Sales	$130	$151	$174	$194	$218	$236
Gross Profit	$104	$119	$137	$152	$169	$183
Operating Income	$24	$34	$47	$55	$65	$71
EBITDA	$27	$36	$51	$59	$70	$76
Net Income	$15	$20	$28	$33	$39	$42
EPS(1)	$.86	$1.20	$1.70	$2.04	$2.49	$2.84
Unlevered Free Cash Flow(2)	$12	$18	$27	$33	$39	$43

(1)	Assumes the Company uses excess cash to repurchase Shares on an annual basis. Earning per Shares data based on 17.2 million, 17.1 million, 16.8 million, 16.2 million, 15.7 million and 14.9 million dilutive shares outstanding for each of the years ending 2013, 2014, 2015, 2016, 2017 and 2018, respectively.
(2)	Unlevered free cash flow is defined as net operating profit after tax plus depreciation and amortization less change in net working capital less capital expenditures. Unlevered free cash flow was calculated by Morgan Stanley, the Company’s financial advisor, at the request of the Company and based upon certain unaudited prospective financial information provided by the Company.

Market Share Growth Case

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Sales	$137	$165	$194	$221	$251	$278
Gross Profit	$111	$133	$157	$178	$203	$224
Operating Income	$28	$46	$66	$81	$98	$114
EBITDA	$30	$49	$69	$84	$103	$119
Net Income	$17	$28	$39	$48	$59	$68
EPS(1)	$0.96	$1.60	$2.30	$2.90	$3.66	$4.43
Unlevered Free Cash Flow(2)	$14	$25	$37	$47	$58	$68

(1)	Assumes the Company uses excess cash to repurchase Shares on an annual basis. Earnings per Share data based on 17.6 million, 17.5 million, 17.2 million, 16.7 million, 16.1 million and 15.4 million dilutive shares outstanding for each of the years ending 2013, 2014, 2015, 2016, 2017 and 2018, respectively.
(2)	Unlevered free cash flow is defined as net operating profit after tax plus depreciation and amortization less change in net working capital less capital expenditures. Unlevered free cash flow was calculated by Morgan Stanley, the Company’s financial advisor, at the request of the Company and based upon certain unaudited prospective financial information provided by the Company.

As the only bidders to participate in a management presentation, Valeant and Merz were provided unaudited prospective financial information with respect to the Company; however, this unaudited prospective financial information provided to Valeant and Merz differed in some respects from the unaudited prospective financial information provided to the Board at each of its meetings on December 26, 2012, January 10, 2013, March 1, 2013, March 18, 2013, March 19, 2013, and April 2, 2013, and provided by the Company’s management to Morgan Stanley in connection with the rendering of its opinion to the Board and the performance of its related financial analysis. The unaudited prospective financial information provided to Valeant and Merz was a variation on the market share growth case presented to the Board and to Morgan Stanley for the years 2013 through 2016 as described above, with the following differences: (i) projected net sales was lower by $0.7 million for 2013, (ii) projected gross profits was lower by $0.8 million for 2013, (iii) projected operating income was lower by $0.6 million for 2013, and (iv) projected EBITDA was higher by $2.5 million, $2.5 million, $2.9 million, and $3.4 million for 2013, 2014, 2015, and 2016, respectively, in each case when compared to the same measures in the unaudited prospective financial data for the Market Share Growth Case provided to the Board and Morgan Stanley. These differences were primarily due to the inclusion in projected EBITDA of non-cash compensation and adjustments to the dollar-to-yen exchange rate to reflect market fluctuations. Management informed the Board of the unaudited prospective financial information provided to Valeant and Merz and the ways in which such information differed from the Market Share Growth Case that management presented to the Board at its meetings and provided to Morgan Stanley.

Non-GAAP Reconciliations

Market Share Downside Case

EBITDA Non-GAAP Reconciliation. The following is a reconciliation of the EBITDA amounts to the net income amounts contained in the summary of the unaudited prospective financial information for the Market Share Downside Case set forth above:

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Income	$11	$14	$13	$13	$13	$13
Depreciation & Amortization	$2	$1	$2	$2	$2	$3
Other Expense / (Income)	—	—	—	—	—	—
Taxes	$8	$10	$9	$10	$10	$10
EBITDA	$21	$24	$24	$24	$24	$25

Unlevered Free Cash Flow Non-GAAP Reconciliation. The following is a reconciliation of the unlevered free cash flow amounts to the net income amounts contained in the summary of the unaudited prospective financial information for the Market Share Downside Case set forth above:

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Income	$11	$14	$13	$13	$13	$13
After-Tax Interest Expense	—	—	—	—	—	—
Depreciation & Amortization	$2	$1	$2	$2	$2	$3
Change in Net Working Capital	$(3)	$0	$0	$1	$1	$1
Capital Expenditures	$(3)	$(3)	$(3)	$(3)	$(3)	$(3)
Unlevered Free Cash Flow(1)	$8	$13	$12	$13	$13	$13

(1)	Unlevered free cash flow is defined as net operating profit after tax plus depreciation and amortization less change in net working capital less capital expenditures. Unlevered free cash flow was calculated by Morgan Stanley, the Company’s financial advisor, at the request of the Company and based upon certain unaudited prospective financial information provided by the Company.

Market Share Neutral Case

EBITDA Non-GAAP Reconciliation. The following is a reconciliation of the EBITDA amounts to the net income amounts contained in the summary of the unaudited prospective financial information for the Market Share Neutral Case set forth above:

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Income	$15	$20	$28	$33	$39	$42
Depreciation & Amortization	$2	$2	$3	$4	$5	$5
Other Expense / (Income)	—	—	—	—	—	—
Taxes	$11	$14	$20	$24	$28	$30
EBITDA	$27	$36	$50	$59	$69	$76

Unlevered Free Cash Flow Non-GAAP Reconciliation. The following is a reconciliation of the unlevered free cash flow amounts to the net income amounts contained in the summary of the unaudited prospective financial information for the Market Share Neutral Case set forth above:

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Income	$15	$20	$28	$33	$39	$42
After-Tax Interest Expense	—	—	—	—	—	—
Depreciation & Amortization	$2	$2	$3	$4	$5	$5
Change in Net Working Capital	$(4)	$(3)	$(3)	$(3)	$(3)	$(3)
Capital Expenditures	$(3)	$(2)	$(2)	$(2)	$(2)	$(2)
Unlevered Free Cash Flow(1)	$8	$13	$12	$13	$13	$13

(1)	Unlevered free cash flow is defined as net operating profit after tax plus depreciation and amortization less change in net working capital less capital expenditures. Unlevered free cash flow was calculated by Morgan Stanley, the Company’s financial advisor, at the request of the Company and based upon certain unaudited prospective financial information provided by the Company.

Market Share Growth Case

EBITDA Non-GAAP Reconciliation. The following is a reconciliation of the EBITDA amounts to the net income amounts contained in the summary of the unaudited prospective financial information for the Market Share Growth Case set forth above:

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Income	$17	$28	$39	$48	$59	$68
Depreciation & Amortization	$2	$2	$3	$4	$5	$5
Other Expense / (Income)	—	—	—	—	—	—
Taxes	$12	$19	$28	$34	$41	$48
EBITDA	$30	$49	$69	$84	$103	$119

Unlevered Free Cash Flow Non-GAAP Reconciliation. The following is a reconciliation of the unlevered free cash flow amounts to the net income amounts contained in the summary of the unaudited prospective financial information for the Market Share Growth Case set forth above:

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Income	$17	$28	$39	$48	$59	$68
After-Tax Interest Expense	—	—	—	—	—	—
Depreciation & Amortization	$2	$2	$3	$4	$5	$5
Change in Net Working Capital	$(3)	$(3)	$(3)	$(3)	$(3)	$(2)
Capital Expenditures	$(2)	$(2)	$(3)	$(2)	$(3)	$(3)
Unlevered Free Cash Flow(1)	$14	$25	$37	$47	$58	$68

(1)	Unlevered free cash flow is defined as net operating profit after tax plus depreciation and amortization less change in net working capital less capital expenditures. Unlevered free cash flow was calculated by Morgan Stanley, the Company’s financial advisor, at the request of the Company and based upon certain unaudited prospective financial information provided by the Company.

No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, stockholders of the Company are cautioned not to place undue reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

*     *     *     *     *     *

2. The section captioned “Litigation” under Item 8 in the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Litigation.

The following complaints have been filed in connection with the transactions contemplated by the Merger Agreement:

•	a complaint in the Court of Chancery of the State of Delaware, dated March 22, 2013, and amended on April 1, 2013 and on April 8, 2013, captioned Michael Rubin v. Obagi Medical Products, Inc., et al.;

•

a complaint in the Superior Court of the State of California, County of Los Angeles, dated March 22, 2013, and amended on March 27, 2013, captioned Gary Haas v. Obagi Medical Products, Inc., et al.; and

•	a complaint in the Superior Court of the State of California, County of Los Angeles, dated March 27, 2013, captioned Drew Leonard v. Obagi Medical Products, Inc., et al.

Each complaint is a purported shareholder class action and names as defendants the Company and the members of the Board. The two complaints filed in California also name Parent and Purchaser as defendants. The plaintiffs’ allegations in each action are substantially similar. The plaintiffs allege that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the sale of the Company, and the California complaints further allege that the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their purported claims, the plaintiffs allege that the proposed transaction between the Company and Purchaser undervalues the Company, involves an inadequate sales process and includes preclusive deal protection devices. The plaintiffs in the Rubin case in Delaware and in the Haas case in California also have filed amended complaints, which add allegations challenging the adequacy of the disclosures concerning the transaction. The plaintiffs seek to obtain damages and to enjoin the transaction. The plaintiffs also seek attorneys’ and expert fees and costs.

While the Company and the other defendants believe that each of the aforementioned lawsuits is without merit and that we have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to the lawsuits, on April 12, 2013, the defendants entered into a memorandum of understanding (“MOU”) with the plaintiffs to the actions pending in the Court of Chancery of the State of Delaware and the Superior Court of the State of California, pursuant to which the Company and such parties agreed in principle, and subject to certain conditions, to settle those stockholder lawsuits. Subject to the approval of the appropriate court and further definitive documentation, the MOU establishes a framework to resolve the allegations against the defendants in connection with the Offer and the Merger and contemplates a release and settlement by the Company’s stockholders of all claims against the Company and the other defendants and their respective affiliates and agents in connection with the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length negotiations, that the Company would file this Amendment amending and supplementing the applicable disclosures of the Initial Schedule 14D-9 as set forth herein. The settlement is contingent upon, among other things, completion of the Offer and the subsequent consummation of the Merger. If the MOU is not approved and such conditions are not satisfied, the Company will continue to vigorously defend these actions.

*     *     *     *     *     *

3. Item 8 in the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following sections to the end of Item:

HQ Products.

Certain of the Company’s products, including the Obagi Nu-Derm, Obagi Condition & Enhance, Obagi-C Rx and ELASTIderm Décolletage Systems contain HQ Products and are marketed in the United States without a FDA-approved marketing application subject to the enforcement priorities in the FDA Compliance Policy Guide, and the Company has been subject to regulatory inquiries in Texas and California with respect to the regulatory status of its HQ Products. The Company believes that these products are not currently subject to FDA pre-market approval because they are generally regarded as safe and effective, or are considered grandfathered products due to their long history of use. The information contained herein concerning the Company’s HQ Products, certain regulatory and legal actions affecting the Company, and the risks faced by the Company, including with respect to HQ, is not meant to be a complete discussion of these issues. Reference is made to the reports filed by the Company with the SEC, including, without limitation, the Company’s 2012 Form 10-K.

Miscellaneous.

Jenner & Block had represented Valeant Pharmaceuticals International, a Delaware corporation, and its subsidiary with respect to products liability and indemnity litigation from 2007 through 2011. In September 2010, Valeant Pharmaceutical International merged with a subsidiary of Biovail Corporation, a Canadian corporation. Immediately after the merger, Biovail changed its name to Valeant Pharmaceuticals International, Inc. Jenner & Block has not represented Valeant in connection with transactions with the Company or any other corporate transactions. All litigation handled by Jenner & Block for Valeant concluded by settlement, with the last matter concluded in June 2011. The relationship between the Company and certain attorneys at Jenner & Block commenced in 2003 while these attorneys were at a different firm and continued when these attorneys joined Jenner & Block in 2010 and 2011. When Valeant was identified as a potential bidder, Jenner & Block informed members of the Board and the Company’s management of Jenner & Block’s representation of Valeant described above, and the Company informed Jenner & Block that the Company did not consider such representation of Valeant to constitute a conflict of interest.

*     *     *     *     *     *

Item 9. Exhibits

Item 9 in the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such Item in its entirety as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated March 26, 2013 (incorporated by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(1)(D)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(1)(F)	Internal Revenue Service Form W-9 (incorporated herein by reference to exhibit (a)(1)(F) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(5)(A)	Press Release issued by the Company on March 20, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on March 20, 2013).

(a)(5)(B)	Press Release issued by Parent on March 20, 2013 (incorporated by reference to Exhibit (a)(5)(A) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(5)(C)	Form of Summary Advertisement as published in The New York Times on March 26, 2013 (incorporated by reference to Exhibit (a)(1)(C) of the Tender Offer Statement on Schedule TO filed by Parent and Purchased on March 26, 2013).

(a)(5)(D)	Press Release issued by the Company on April 2, 2013 (incorporated by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on April 2, 2013).

(a)(5)(E)	Press Release issued by the Company on April 3, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on April 3, 2013).

(a)(5)(F)	Press Release issued by Valeant on April 3, 2013 (incorporated by reference to Exhibit (a)(5)(C) of Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on April 4, 2013).

(a)(5)(G)	Letter to Obagi Stockholders from Valeant (incorporated by reference to Exhibit (a)(5)(D) of Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on April 4, 2013).

(e)(1)	Agreement and Plan of Merger, dated as of March 19, 2013, among Parent, Purchaser, Valeant (solely for purposes of Section 6.17 thereof) and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on March 20, 2013).

(e)(2)	Form of Employment Agreement by and between the Company and its executive officers (incorporated by reference to Exhibit 10.16 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

Exhibit No.	Description

(e)(3)	Amended Employment Agreement by and between the Company and Preston S. Romm, dated as of June 15, 2009 (incorporated by reference to Exhibit 10.17 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(4)	Amended Employment Agreement by and between the Company and David S. Goldstein, dated as of June 15, 2009 (incorporated by reference to Exhibit 10.18 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(5)	Amendment No. 1 to Amended and Restated Executive Employment Agreement, dated as of April 15, 2011, between the Company and David S. Goldstein (incorporated by reference to Exhibit 10.30 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(6)	Amended Employment Agreement by and between the Company and Laura B. Hunter, dated as of June 15, 2009 (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(7)	Executive Employment Agreement by and between the Company and Albert F. Hummel, dated as of April 21, 2011 (incorporated by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(8)	Executive Employment Agreement by and between the Company and Mark Taylor, dated as of August 16, 2012 (incorporated by reference to Exhibit 10.21 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(9)	Form of Amendment to Executive Employment Agreement (incorporated by reference to Exhibit 10.36 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(10)	Amendment to Agreement and Plan of Merger, dated as of April 3, 2013, among Parent, Purchaser, Valeant (solely for purposes of Section 6.17 thereof) and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on April 3, 2013).

(g)	Not applicable.

Annex A	Information Statement (incorporated by reference to Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on March 26, 2013).*

Annex B	Opinion of Morgan Stanley & Co. LLC, dated April 2, 2013 (incorporated by reference to Annex B to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on April 3, 2013).†

*	Included with the statement mailed to the stockholders of the Company on March 26, 2013.
†	Included with the statement mailed to stockholders of the Company on April 3, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBAGI MEDICAL PRODUCTS, INC.

	By:	/s/ Albert F. Hummel
Name: Albert F. Hummel
Title: President & Chief Executive Officer
Dated: April 12, 2013